                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        POST-EFFECTIVE AMENDMENT NO. 6
                                       TO
                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                         COMMUNITRONICS OF AMERICA, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


             UTAH                                   86-0285684B
             ----                                   -----------
(State or other jurisdiction of         (I.R.S. Employer Identification No.)
incorporation or organization)



         27955 HIGHWAY 98, SUITE WWX
              DAPHNE, ALABAMA                                       36526
   --------------------------------------                         ----------
  (Address of principal executive offices)                        (Zip Code)


ISSUER'S TELEPHONE NUMBER:    (334) 626-7650

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:  NOT APPLICABLE

SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT: COMMON STOCK, $.01 PAR VALUE

                                     PART I

         Communitronics of America, Inc. (the " Company") is including the following cautionary statement regarding any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward- looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to maintain its rights in its intellectual property; the ability of the Company to obtain acceptable forms and amounts of financing to fund planned acquisitions and operations, technology development, marketing and other expansion efforts; and the global market for its products and communications services. The Company has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.

ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL BACKGROUND

         Communitronics of America, Inc. (formerly called Oneida General Corporation) (the "Company"), is a Utah corporation incorporated on September 21, 1970. The name of the corporation was changed to Communitronics of America, Inc. on October 26, 1998, and had been previously changed from Industrial Sales and Marketing Corporation on February 16, 1979.

         In October 1998, the Company acquired 100% of the issued and outstanding stock of Communitronics Inc. which included its wholly owned subsidiary, Crescent Paging, Inc. in exchange for 5,500,000 shares of restricted Common Stock of the Company. In connection with the transaction, the previous directors and officers of the Company canceled 3,000,000 of their shares without consideration. Following the acquisition, the pre-existing shareholders of the Company owned approximately 21.3% of its issued and outstanding common stock. Following the acquisition, the directors and officers of the Company completely changed to its present management, and the Company commenced its current business as a provider of wireless message paging systems and information delivery systems.

         Communitronics, Inc. previously acquired Crescent Paging, Inc. to expand its operations and market along the Gulf Coast, as well as to acquire an additional wireless technology carrier service (specialized mobile radio with telephone interconnect) and associated radio communications systems. The consideration paid to the stockholders of Crescent Paging, Inc. for this acquisition was 418,000 shares of Common Stock of Communitronics, Inc. valued at $3.00 per share for an agreed value of $1,254,000.

         Prior to acquiring Communitronics, Inc. and its subsidiary, the Company had not conducted any material operations since 1985.
Communitronics, Inc. engaged in a reorganization with the Company because the common stock of the Company was public traded over-the-counter (Electronic Bulletin Board), and it believed that a public market for its securities would facilitate raising capital in future securities offerings and facilitate the acquisition of other companies in the industry.

         In December 1998, the Company acquired all of the issued and outstanding stock of Data Paging, Inc. in exchange for 250,000 shares of restricted Common Stock of the Company which was valued at $2.00 per share in the total amount of $500,000.

OPERATIONS

         The Company is a provider of wireless message paging and information delivery services. Wireless message paging is comprised of numeric paging that permits a pager to register the telephone number of the caller to the customer. Information delivery systems are primarily comprised of text messaging services.

         The Company has a network of 14 radio towers (one tower is owned by the Company and 13 towers are leased) to deliver wireless messaging services in the coastal regions of Alabama, Louisiana, Mississippi and the Florida panhandle. The Company owns seven Certificates of Public Convenience and Necessity issued by the Alabama Public Service Commission and 34 frequencies licensed by the Federal Communications Commission. These certificates and licenses allow the Company to provide wireless messaging services in these geographic areas.

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         Of the total revenues of $1,156,731 of the Company during its fiscal year ended December 31, 1998, 69% were comprised of revenues from wireless messaging paging, 31% were from specialized mobile radio services, and none were from information delivery services which continue to be in the planning state.

         The Company supports its operations from its executive offices in Daphne, Alabama, and from its operation offices located in Foley, Alabama; Metaerie, Louisiana; Gulfport, Mississippi; and Pascagoula, Mississippi.

         The geographic areas served by the Company covers approximately 10,000,000 persons. In its markets, the Company presently serves approximately 4,300 subscribers to its message paging and information delivery services at September 30, 1999.

         Historically, the Company has focused on the acquisition and operation of message paging systems in smaller cities and rural areas in the southeastern United States. The Company's acquisition of licenses enables it to significantly expand both its customer base and geographic coverage and to offer enhanced paging and communications services. The Company's initial focus with its licenses has been, and will continue to be, to commence operations in the most densely populated areas within its systems. The Company believes that it is the optimum technology for rural, less densely populated areas because they are less susceptible to competition and have greater capacity for future growth than most major markets because such areas are generally considered by large competitors to be less desirable than large metropolitan cities, and that its equipment has the optimum technology for more densely populated urban areas where analog systems are more expensive to deploy and face potential capacity constraints. The Company has entered its markets at a relatively low cost.

         On March 20, 1998, Crescent Paging, Inc. (Crescent) and Communitronics, Inc., which at the time were two privately held corporations, signed a definitive agreement whereby Communitronics, Inc. would acquire all of the outstanding shares of stock of Crescent for $1,256,400. The consideration paid was to be 418,800 shares of Communitronics, Inc. stock, which the parties mutually agreed to value at $3.00 per share. The price was based upon the estimated and mutually agreed upon value of the assets and licenses of Communitronics, Inc. and the percentage of value that the assets being acquired contributed to the total estimated and mutually agreed upon value of the post-closing combined companies. The parties further agreed that when Communitronics, Inc. became a publicly held corporation, the shareholders of Crescent would exchange their Communitronics, Inc. shares of stock for shares of the public company, and be subject to resale restrictions under Rule 144.

         Additionally, Communitronics, Inc. "guaranteed" the Crescent selling shareholders that the 418,800 shares of Communitronics, Inc. would be worth no less than $3.00 per share at the time of sale after the required holding period. The agreement also stated that in the event the shareholders of Crescent Paging, Inc. sold their shares of stock for an amount less than $3.00 per share, the Company would be required to pay them additional compensation equal to the actual sales price per share and the agreed upon basis price of $3.00 per share.

         As part of the acquisition of Communitronics, Inc. by Oneida General Corporation (which subsequently changed its name to Communitronics of America, Inc.), the Crescent shareholders exchanged their 418,800 shares of Communitronics, Inc. for 418,800 shares of Communitronics of America, Inc.
and Communitronics of America, Inc. thereby assumed Communitronics, Inc.'s obligation to the Crescent shareholders with regards to the $3.00 "guarantee."

         At one point several months ago, there was a dispute over these provisions whereby the Crescent selling shareholders asserted that their shares were available for trading under the agreement, but the stock price was less than $3.00 per share and they were therefore owed additional consideration. Communitronics, Inc. asserted that there wasn't an active market for the stock and the shares could therefore not be traded, hence no additional consideration was yet due. Communitronics, Inc. also asserted that the Crescent selling shareholders weren't performing under their employment agreements which was also a key provision in the stock exchange agreement. Communitronics, Inc. has seen improvement in the performance of the Crescent selling shareholders under their employment agreements and therefore no longer has an issue with this provision.

         While there are no assurances that there won't be disputes in the future, the Company currently believes the issue will be resolved amicably and that in the worst event, the Company may be required to issue additional shares of restricted stock to the Crescent shareholders. This could potentially have a dilutive effect on the Company's earnings per share as a result of the increased shares outstanding. However, the Company does not believe that the effect, if any, will be substantial. And, because it is currently unknown whether the Company will owe additional amounts, if any, no provision has been made for this matter in the Company's financial statements except for disclosure in note 9.

         In December 1998, the Company acquired all of the issued and outstanding shares of capital stock of Data Paging, Inc., a Mississippi corporation, from its sole shareholder in exchange for 250,000 restricted shares of Common Stock of the Company at an agreed upon value of $500,000. The selling stockholder retained a security interest in the stock of Data Paging, Inc. until such time as he sells the Common Stock of the Company for a minimum of $500,000 ($2.00 per share) in reliance upon Rule 144 under the

                                    3
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Securities Act of 1933 after a one-year holding period or registration of such securities, whichever first occurs. In the event the stock is sold for less than $500,000, the Company is obligated to pay the difference in stock to the former stockholder of Data Paging, Inc. Communitronics of America, Inc.'s management has addressed the agreement with Ken Smith of Data Paging and has mutually agreed, should it be necessary, to amend the agreement that any adjustment would be in the form of restricted common stock.

         The Company's operating strategy has been to (i) achieve a critical time-to-market advantage by rapidly constructing and commencing operations of tower systems in rural areas within selected markets; (ii) continue to expand its operations through increased subscriber growth and usage; (iii) utilize its centralized management and back office functions to support the needs of its subscribers, thereby further improving operating efficiencies and generating greater economies of scale; and (iv) selectively acquire paging properties primarily in contiguous markets. The Company is implementing its strategy by continuing to build its systems, offer a wide range of products and services at competitive prices, continually upgrade the quality of its network, establish strong brand recognition, create a strong sales and marketing program tailored to local markets and provide a superior level of customer service.

PAGING SERVICES

         Wireless communications systems use a variety of radio frequencies to transmit voice and data. Broadly defined, the wireless communications industry includes one-way radio applications, such as paging or beeper services, and two-way radio applications, such as cellular telephone, PCS and Enhanced Specialized Mobilized Radio ("ESMR") networks. Historically, each application has been licensed and operates in a distinct radio frequency block.

         The Company's paging systems are primarily digital based systems. Digital technology has been introduced in numerous markets. Analog technology currently has several limitations, including lack of privacy and limited capacity. Digital systems convert voice or data signals into a stream of digits that is compressed before transmission, enabling a single radio channel to carry multiple simultaneous signal transmissions. This enhanced capacity, along with improvements in digital signaling, allows digital-based wireless technologies to offer new and enhanced services, such as greater call privacy, and robust data transmission features, such as "mobile office" applications (including facsimile, electronic mail and wireless connections to computer/data networks, including the Internet).

         The Company competes directly with existing paging and specialized mobile radio services. The Company's services are not generally offered by cellular providers, such as data transmissions to and from portable computers, advanced paging services, e-mail and facsimile services.

         The Company, and the wireless communications industry in general, have historically experienced significant subscriber growth during the fourth calendar quarter. The Company has historically experienced highest usage and revenue per subscriber during the fall and winter months. The Company expects these trends to continue.

OPERATION OF WIRELESS COMMUNICATION SYSTEMS

         Wireless communication system service areas are divided into multiple transmitter sites. Due to the frequencies in which they operate, transmitter sites generally have a wider transmission radius than PCS cells. Each transmitter site contains a transmitter, a receiver and signaling equipment (the "Paging Site"). The Paging Site is connected by microwave or land line telephone lines to a switch that uses computers to control the operation of the communications system for the entire service area. The system controls the transfer of messages as a subscriber's pager travels. Wireless communications providers establish interconnection agreements with local exchange carriers and interexchange carriers, thereby integrating their system with the existing landline communications system.

         Pagers are functionally compatible with systems of the same frequency in all markets within the United States. As a result, pagers may be used wherever a subscriber is located, as long as a the system is operational in the area. Paging system operators normally agree to provide service to subscribers from other paging systems who are temporarily located in or traveling through their service areas. Agreements among system operators provide that the carrier that normally provides services to the roaming subscriber pays the serving carrier at rates prescribed by the serving carrier.

         Although different systems utilize similar technologies and hardware, they operate on different frequencies and use different technical and network standards. As a result, it currently is not possible for users of one type of system to "roam" on a different type of system outside their service area, or to hand off calls from one type of system to another. This will also be true for pager subscribers seeking to roam in a service area served by operators using different frequencies.

PAGING OPERATIONS

         The Company owns 100% of each of its frequency licenses. In its coastal markets, the Company's systems cover large contiguous geographic areas with multiple Paging Sites, incorporating cost efficient technology.

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         The Company's experience is that several inherent attributes of such markets are attractive. Such attributes include high subscriber growth rates, population bases of customers with substantial needs for wireless communications, the ability to cover larger geographic areas with fewer
Paging Sites than is possible in urban areas, less intense competitive environments and less vulnerability to competition.

PAGING MARKETS AND SYSTEMS

          The Company presently owns approximately 60 FCC-licensed frequencies of which 34 are presently operated by the Company, for its wireless message paging services in the southeast and Gulf Coastal areas of the United States. The Company intends to focus on the national frequency of
152.630. However, it also uses several other frequencies wherever necessary in Alabama, Florida, Louisiana and Mississippi. The 152.630 frequency is a nationally licensed frequency. The Company intends to expand its operations in these and other states, and to install new state-of-the-art paging equipment with e-mail capabilities. The Company recently purchased equipment with e-mail capabilities at a cost of approximately $150,000 which is being deployed in its New Orleans and Baton Rouge, Louisiana markets.

         The Company also has traffic passing agreements with other paging companies that own the 152.630 license for Tennessee, and for parts of Alabama and Mississippi not owned by the Company.

         The Company's goal is to achieve significant market penetration by aggressively marketing competitively priced wireless messaging services under its proprietary brand names, offering enhanced services not generally provided by other paging operators and providing superior customer service. In addition, the Company is structured to be a low-cost provider of paging services by taking advantage of the existing business infrastructure and business experience established in connection with its other operations, including centralized management, marketing, billing and customer service functions, and by focusing on efficient customer acquisition and retention.

SPECIALIZED MOBILE RADIO LTR TRUNKING

         Specialized mobile radio (SMR) transmissions are broadcast over either 400 MHZ, 800 MHZ or 900 MHZ frequencies. These frequencies have limited spectrum which means a limited number of customers can be served using the available frequencies. Because a majority of the 800 MHZ channels in New Orleans, Louisiana have been acquired by Nextel, Nextel is in a unique position to control the SMR market and telephone interconnect because of the limited nature of the remaining frequencies. This limits the number of customers that can be served by the Company.

         During 1998, Nextel announced the discontinuance of providing analog transmission (5 KHz). For their customers who currently use analog equipment, this decision will require them to purchase new digital equipment at a substantial cost and will raise their monthly recurring fee.

         The Company has recently acquired eleven 800 MHZ channels. These channels will allow the Company to provide the best quality in dispatch and telephone interconnect communications to commercial and industrial users. The advantage of the 800 MHZ over the newly granted 900 MHZ spectrum is full 5 KHz deviation versus 2.5 KHz. The difference equates to the quality of the audio signal being twice as efficient for the 800 MHz which translates into better quality and increased range. These eleven channels can support approximately 2000 to 2500 users with many options not available in conventional dispatch systems.

         In addition to the 800 MHZ channels, the Company controls eight UHF (450 MHZ) dispatch channels. These channels are presently conventional, which means they are push-to-talk and release-to-hear and they are first come, first serve for that channel. If two customers were trying to use radios on the same channel at the same time, one customer would get through and the other one would receive a busy signal and have to wait to use the channel when it is clear. Over the next 3 to 4 months, the Company will convert these channels into LTR trunking format which means that if two customers try to use the same channel at the same time both of them would be successful in using the radio due to the fact that one of them would be moved automatically to an unused channel. The conversion will allow the Company to provide existing as well as future customers with the best quality communication available today.

                                    5
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         The Company plans to exploit these channels in New Orleans by offering to customers the choice of continuing analog transmission. These customers' equipment can easily be re-fitted to operate on the Company's channels thereby eliminating the need to replace equipment. Because of limited spectrum, these channels become more valuable as time passes.

         The principal customers of the Company for its SMR transmission services are small businesses such as taxi companies, delivery companies, trade contractors and service companies that have fleets of vehicles.

TWO-WAY RADIO SALES AND SERVICE

         The Company is an authorized dealer for Kenwood, ICOM, and Yeasu/Standard. As a dealer, the Company is authorized to sell and service these manufacturers two-way radios. The Company targets organizations that have their own frequencies, such as governmental agencies, hospitals, etc., for two-way radio sales. In addition, the Company has a fully-staffed service department that repairs and maintains equipment sold.

MARKETING, SALES AND CUSTOMER SERVICE

         The Company's sales and marketing strategy is to generate continued net subscriber growth and increased subscriber revenues. In addition, the Company targets a customer base which it believes is likely to generate higher monthly service revenues, while attempting to achieve a low cost of adding new subscribers. The Company markets its services under its proprietary brand names, and sells its products and services through a combination of direct and indirect distribution channels.

         The Company markets its message paging services and products primarily in the southeastern United States.

          Initially, the Company intends to concentrate its marketing efforts primarily on businesses and individuals "on- the-go", which would benefit from integrated mobile voice, message and wireless data transmission capabilities, who would most benefit from enhanced features and services.

SALES

         The Company sells its products and services through a combination of direct and indirect channels. The Company operates four sales offices (which also serve as retail sales locations). The Company utilizes a direct sales force of 12 persons based out of these offices, who are trained to educate new customers on the features of its products. Sales commissions generally are linked both to subscriber revenue and subscriber retention, as well as activation levels.

         The Company believes that its sales offices provide the physical presence in local markets necessary to position the Company as a quality local service provider, and give the Company greater control over both its costs and the sales process. The Company also intends to utilize indirect sales through a network of local merchant and specialty retailers. The Company intends to continue to use a combination of direct and indirect sales channels, with the mix depending on the demographics of each particular market.

         In addition, the Company acts as a retail distributor of pagers and radios, and maintains inventories.

CUSTOMER SERVICE

         Customer service is a significant element of the Company's operating philosophy. The Company is committed

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to attracting and retaining subscribers by providing consistently superior customer service. At its headquarters in Daphne, Alabama, the Company maintains a sophisticated monitoring and control system, a staff of customer service personnel and a well-trained technical staff to handle both routine and complex questions as they arise.

         The Company believes that it helps manage customer retention and attrition through an outreach program by its sales force and customer service personnel. This program not only enhances subscriber loyalty, but also increases add-on sales and customer referrals. The outreach program allows the sales staff to check customer satisfaction, as well as to offer additional services.

SUPPLIERS AND EQUIPMENT VENDORS

         The Company does not manufacture any of the pagers or equipment used in the Company's operations. The high degree of compatibility among different manufacturer's models of pagers and Paging Site equipment allows the Company to design, supply and operate its systems without being dependent upon any single source of such equipment. The pagers and Paging Site equipment used in the Company's operations are available for purchase from multiple sources, and the Company anticipates that such equipment will continue to be available in the foreseeable future. The Company currently purchases pagers primarily from Motorola, Inc. and Ericsson Inc. The Company currently purchases Paging Site and switching equipment primarily from Motorola, Inc. and Glenayre, Inc.

COMPETITION

         Competition for subscribers among wireless licensees is based principally upon the services and features offered, the technical quality of the wireless system, customer service, system coverage, capacity and price.

         The Company's business will directly competes with existing service providers in its markets, many of which have been operational for a longer period of time and have significantly greater financial technical resources than those available to the Company and who may upgrade their systems to provide comparable services in competition with the Company's systems. Among the Company's competitors are Teletouch Communications, Inc., Arch Paging, Beepers Unlimited, Metrocall and PageNet.

         In the future, in its markets the Company may face increased competition from entities providing other communications technologies and services. Although some of these technologies and services are currently operational, such as mobile phones, telecopy services, and e-mail, other technologies may be developed in the future.

         Continuing technological advances in communications and FCC policies that encourage the development of new technologies may result in additional competition.

GOVERNMENTAL REGULATION

         The FCC regulates the licensing, construction, operation, acquisition and sale of message paging systems in the United States pursuant to the Communications Act of 1934 (the "Communications Act"), as amended from time to time, and the rules, regulations and policies promulgated by the FCC thereunder.

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         All paging licenses will be granted for a 10-year period, at the end of which they must be renewed.

TRANSFERS AND RENEWALS OF LICENSES

         The Communications Act and FCC rules require the FCC's prior approval of the assignment or transfer of control of a license for a system. In addition, the FCC has established transfer disclosure requirements that require licensees who transfer control of or assign a license within the first three years of their license term to file associated contracts for sale, option agreements, management agreements or other documents disclosing the total consideration that the licensee would receive in return for the transfer or assignment of its license. Non-controlling interests in an entity that holds a license generally may be bought or sold without FCC approval. Certain acquisitions or sales by the Company of its interests may also require the prior approval of federal, state or local regulatory authorities having competent jurisdiction.

         Generally, the FCC has granted most applicants' renewal applications upon a demonstration of compliance with FCC regulations and adequate service to the public. The FCC has granted every renewal application that the Company has filed, and all of the Company's licenses were renewed for a 10-year period ending April 2008. Although the Company is unaware of any circumstances which might prevent the grant of any future renewal applications, no assurance can be given that any of the Company's licenses will be renewed by the FCC. Furthermore, although revocation and involuntary modification of licenses are extraordinary regulatory measures, the FCC has the authority to restrict the operation of licensed facilities or to revoke or modify licenses. None of the Company's licensees have ever been revoked or modified involuntarily by the FCC.

         The Communications Act requires licensees such as the Company to obtain prior approval from the FCC for the assignment or transfer of control of any construction permit or license or any rights thereunder, including in the context of acquisition of other paging companies by the Company and transfers by the Company of a controlling interest in any of its licenses or construction permits or any rights thereunder. In addition, prior FCC approval would be required in connection with any transfer of control of the Company or, in certain circumstances, the acquisition of fifty percent (50%) or more of the equity of the Company by a single entity or two or more entities under common control. The FCC has approved each acquisition and transfer of control for which the Company has sought approval in the past.

         The Company also regularly applies for FCC authority to use additional frequencies, modify the technical parameters of existing licenses, expand its service territory and provide new services under existing FCC Rules. Although there can be no assurance that future requests for approval or applications filed by the Company will be approved or acted upon in a timely manner by the FCC, or that the FCC will grant such requests or applications, the Company knows of no reason to believe any such requests or applications will not be approved or granted.

         When FCC approval is required, whether in connection with a renewal application, a transfer of control or assignment of license application or an application for new or modified CMRS facilities for which prior FCC authorization is required, any interested party may file a petition to dismiss or deny the application. Pursuant to the Communications Act, such application cannot be acted upon until the petition is dismissed or denied by the FCC or withdrawn or dismissed by the petitioner. Moreover, any such FCC approval or authorization is subject to the filing of petitions for reconsideration and other administrative and judicial appeal processes. Although the Company does not believe that any such petition or appeal will be granted by the FCC that would result in a material adverse effect on the Company, the Company can give no assurance that such petitions and/or appeals, to be filed in the future, may not be granted by the FCC resulting in a material adverse effect on the Company.

FOREIGN OWNERSHIP

         Under existing law, no more than 20% of an FCC licensee's capital stock may be owned, directly or indirectly, or voted by non-US citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Because the Company itself does not hold any FCC license but instead controls other companies which themselves hold the licenses (which is the current and intended structure), up to 25% of the Company's capital stock may be owned or voted by non-US citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Alien ownership above the 25% level may be allowed should the FCC find such higher levels not inconsistent with the public interest. If foreign ownership of the Company were to exceed the 25% level, the FCC could revoke the company's FCC licenses, although the Company could seek a declaratory ruling from the FCC allowing the foreign ownership or take other actions to reduce the Company's foreign ownership percentage in order to avoid the loss of its licenses. The Company has no knowledge of any percent foreign ownership in violation of these restrictions.

TELECOMMUNICATIONS ACT OF 1996 AND OTHER INDUSTRY DEVELOPMENTS

         On February 8, 1996, the Telecommunications Act of 1996 (the "Telecommunications Act") was signed into law, substantially revising the regulation of communications. The goal of the Telecommunications Act is to enhance competition and remove barriers to market entry, while deregulating the communications industry to the greatest extent possible. To this end, local and long-distance communications providers and paging companies will, for the first time, be able to compete in other's market, and telephone and cable companies will likewise be able to compete. To facilitate the entry of new carriers into existing markets, the Telecommunications Act imposes certain interconnection and equal access requirements on incumbent carriers. Additionally, all communications carriers providing interstate communications services must contribute to the federal universal service support mechanisms that the FCC will establish. The Company cannot predict the outcome of the FCC's rulemaking proceedings to promulgate regulations to implement the new law or the effect of the new regulations and there can be no assurance that such regulations will not adversely affect the Company's business or financial condition.

         At present, cellular providers, other than the regional Bell operating companies, have the option of using only one designated long distance carrier. The Telecommunications Act codifies the policy that CMRS providers will not be required to provide equal access to long distance carriers. The FCC, however, may require CMRS carriers to offer unblocked access (i.e., implemented by the subscriber's use of a carrier identification code or other mechanisms at the time of placing a call) to the long distance provider of a subscriber's choice. The FCC has terminated its inquiry into the imposition of equal access requirements on CMRS providers.

         On August 1, 1996, the FCC released a Report and Order expanding the flexibility of cellular, PCS and other CMRS providers to provide fixed as well as mobile services. Such fixed services include, but need not be limited to, "Wireless local loop" services, e.g., to apartment and office buildings, and wireless backup to PVXs and local area networks, to be used in the event of interruptions due to weather or other emergencies. The FCC has not yet decided whether such fixed services should be subjected to universal service obligations, or how they should be regulated, but it has proposed a presumption that they be regulated as CMRS services.

         On August 8, 1996, the FCC released its order implementing the interconnection provisions of the Telecommunications Act of 1996. The FCC's decision is lengthy and complex and is subject to petitions for reconsideration and judicial review (as described below), and its precise impact is difficult to predict with certainty. However, the FCC's order concludes that CMRS providers are entitled to reciprocal compensation arrangements with local exchange carriers ("LECs") and prohibits LECs from charging CMRS providers for terminating LEC-originated traffic. The FCC's decision gives it broad authority to regulate on the intrastate level, but states may impose additional procompetitive rules beyond the minimum federal guidelines. Under these guidelines, states must set arbitrated rates for interconnection and access to unbundled elements based upon the LECs' long run incremental costs, plus a reasonable share of forward-looking joint and common costs. In lieu of such cost-based rates, the FCC has also established for use by states a benchmark maximum range of 0.1-0.4 cents per minute for end office termination pending further cost-based studies, and subject to a possible "true-up" payment later. The FCC has also permitted states to impose "bill and keep" arrangements, under which CMRS providers would make no payments for LEC termination of calls where LECs and CMRS providers have symmetrical termination costs and roughly balanced traffic flows. However, the FCC has found no evidence that these conditions presently exist. The relationship of these charges to the payment of access charges and universal service contributions has not yet been resolved by the FCC. LECs and state regulators filed appeals of the interconnection order, which have been consolidated in the US Court of Appeals for the Eight Circuit. The Court has temporarily stayed the effective date of the pricing rules (including the benchmark maximum of 0.2-0.4 cents described above) until more permanent relief can be fashioned.

EMPLOYEES AND LABOR RELATIONS

         The Company considers its labor relations to be good and, to the Company's knowledge, none of its employees is covered by a collective bargaining agreement. As of September 30, 1999, the Company employed a total of approximately 17 people in the following areas:



             Category                                     Number of Employees
             --------                                     -------------------

             Sales and marketing .......................         10
             Engineering ...............................          4
             General and administration, including
                  customer service .....................          3

PROPERTIES

         The Company leases its principal executive offices (consisting of approximately 3,000 square feet) located in Daphne, Alabama. The Company and its subsidiaries and affiliates also lease three additional locations for local operations and inventory storage, switching equipment and local sales and administrative offices. The Company does not own any real property.

ANTICIPATED ACQUISITIONS

         Given the size and highly fragmented composition of the industry, the Company has identified the potential to acquire other companies and to integrate their operations, management and marketing into the Company's systems. Initially, the Company intends to expand its business through selective, strategic acquisitions of other companies with complementary businesses in a revenue range of $1 million to $3 million. Management believes that companies in this range of revenues may be receptive to the Company's acquisition program since often they are too small to be identified as acquisition targets of larger public companies or to independently attempt their own public offering. In particular, the Company intends to focus its acquisition strategy on candidates which have a proven record of delivering high-quality technical services and a customer base of mid-sized companies that could benefit from the Company's access to anticipated sources of financing and long-term growth strategy.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

         You should read the following discussion and analysis of financial condition and results of operations of the Company together with the financial statements and the notes to the financial statements which appear elsewhere in this registration statement.

FORWARD-LOOKING STATEMENTS

This Form 10-SB registration statement includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions, which include, among other things:

         -        our need for substantial capital;

         -        our ability to service debt;

         -        our history of net operating losses;

         -        the amortization of our intangible assets;

         -        our ability to integrate our various acquisitions;

         - the risks associated with our ability to implement our business strategies;

         -        the impact of competition and technological developments;

         -        subscriber turnover;

         -        litigation and regulatory changes;

         -        dependence on key suppliers; and

         -        reliance on key personnel.

Other matters set forth in this Form 10-SB registration statement may also cause actual results to differ materially from those described in the forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form 10-SB registration statement may not occur.

OVERVIEW

The Company is a provider of wireless message paging and information delivery services. Wireless message paging is comprised of numeric paging that permits a pager to register the telephone number of the caller to the customer. Information delivery systems is comprised of both numeric paging and text messaging services.

The Company has a network of 14 radio towers (one tower is owned by the Company and 13 towers are leased) to deliver wireless messaging services in the coastal regions of Alabama, Louisiana, Mississippi and the Florida panhandle. The Company owns seven Certificates of Public Convenience and Necessity issued by the Alabama Public Service Commission and 34 frequencies licensed by the Federal Communications Commission. These certificates and licenses allow the Company to provide wireless messaging services in these geographic areas.

The Company supports its operations from its executive offices in Daphne, Alabama, and from its operation offices located in Foley, Alabama; Metairie, Louisiana; Gulfport, Mississippi; and Pascagoula, Mississippi.

The geographic areas served by the Company covers approximately 10,000,000 persons. In its markets, the Company presently serves approximately 4,500 subscribers to its message paging and information delivery services at September 30, 1999.

The Company derives the majority of its revenues from fixed, periodic (usually monthly) fees, generally not dependent on usage, charged to subscribers for paging services. While a subscriber continues to use the Company's services, operating results benefit from this recurring revenue stream with minimal requirements for incremental selling expenses or other fixed costs.

The Company's business strategy will be focused on increasing stockholder value by expanding the subscriber base and increasing revenues, cost efficiencies and operating cash flow. This focus will include the following:

         --       Managing capital requirements and increasing free cash flow by:

                  -- increasing revenues and cash flows through sales of value-added advanced messaging and information services which generate higher average monthly revenue per unit (ARPU) than standard messaging or paging services; and

                  -- further increasing the utilization of the southeast network to serve more customers per frequency and expand presence in existing markets with minimal capital outlay.

         -- Managing and lowering operating costs through cost containment initiatives;

         -- Maximizing internal growth potential by continuing to broaden the Company's distribution network and expanding target markets to capitalize on the growing appeal of messaging and other wireless products; and

         -- Completing the integration of the operations of its acquisitions.

The Company may also continue to expand its operations and subscriber base through additional industry consolidation. While there are no current outstanding commitments, potential future consolidation opportunities would be evaluated on several key operating and financial elements including: geographic presence and FCC regulatory licenses held; overall valuation of potential target, including subscriber base and potential synergies; consideration to be given; potential increase to net income and operating cash flow; and availability of financing and the ability to reduce the combined companies long-term debt. Such potential transactions may result in substantial capital requirements for which additional financing may be required. No assurance can be given that such additional financing would be available on terms satisfactory to the Company.

RESULTS OF OPERATIONS

The following table sets forth certain operating information regarding the
Company:

                                                                             YEARS ENDED
                                                                             DECEMBER 31
                                                                      ------------------------
                                                                         1998           1997
                                                                      ---------      ---------
Revenues .......................................................      $1,156,731     $      -

Cost of goods sold .............................................         509,432            -

General and administrative expenses ............................         610,280       37,719

Depreciation ...................................................          62,019            -

Interest .......................................................           4,372            -
                                                                      ---------      ---------
Net income (loss) ..............................................      $ (29,372)     $ (37,719)
                                                                      =========      =========
Net income (loss) per share ....................................      $    (.01)     $    (.01)

                                                                          NINE MONTHS ENDED
                                                                             SEPTEMBER 30
                                                                      ------------------------
                                                                         1999           1998
                                                                      ---------      ---------
                                                                             (unaudited)
Revenues .......................................................      $ 872,116      $ 867,548

Cost of revenues................................................        449,063        382,075

General and administrative expenses ............................        537,443        457,711

Depreciation ...................................................         76,026         46,514

Interest .......................................................         20,646          3,279
                                                                      ---------      ---------

Net income (loss) ..............................................     $(211,062)     $ (22,031)
                                                                     =========      =========

Net income (loss) per share ....................................     $    (.03)     $   (.003)

The definitions below will be helpful in understanding the discussion of the Company's results of operations.

         -- Revenues include monthly, quarterly, semi-annually and annually billed recurring revenue, not generally dependent on usage, charged to subscribers for paging and related services such as voice mail and pager repair and replacement, as well as, all sales of pagers and related supplies.

         -- Costs of goods sold includes costs related to the management, operation and maintenance of the Company's network systems and customer support centers, as well as, costs related to the purchase of pagers and related supplies which are resold.

         -- General and administrative expenses include executive management, accounting, office telephone, repairs and maintenance, management information systems, salaries and employee benefits.

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH 1997

Revenues increased approximately $1,157,000, from $ 0 for the year ended December 31, 1997 ("1997") to $1,157,000 for the year ended December
31, 1998 ("1998"). From 1985 to the date of these acquisitions, the Company had no material operations or assets.

Cost of goods sold increased approximately $510,000 from $ 0 in 1997 to $510,000 in 1998 due to the fact that from 1985 to the date of these acquisitions, the Company had no material operations or assets. Pagers are classified as inventory when purchased and the cost is included in cost of product sales when the unit is sold.

General and administrative expenses increased approximately $572,000 from $38,000 in 1997 to $610,000 in 1998. The increase in general and administrative expenses is attributable to the fact that prior to the acquisitions in 1998, the Company has had no material operations or assets since 1985. The $38,000 in expenses for 1997 were the result of removing uncollectible receivables.

Depreciation expense increased approximately $62,000 from $0 in 1997 to $62,000 in 1998. The increase in depreciation expense resulted from the fact that prior to the acquisitions in 1998, the Company has had no material operations or assets since 1985.

Interest expense increased approximately $4,000 from $0 in 1997 to $4,000 in 1998. Interest expense increased due to the debt balances outstanding during 1998. Average debt balances were $45,000 greater in 1998 than in 1997 as a result of debt incurred related to capital expenditures and working capital requirements.

The Company's net loss decreased approximately $9,000 from $38,000 in 1997 to $29,000 in 1998. The only activity the Company had in 1997 was bad debt expense which resulted from writing off uncollectible receivables. The change in net loss is not comparable between years due to the fact that the Company has had no material operations or assets since 1985.

EDITDA means earnings before interest, taxes, depreciation and amortization. While not a measure under generally accepted accounting principles, (GAAP), EBITDA is a standard measure of financial performance in the paging industry. EBITDA may not be comparable to similarly titled measures reported by other companies since all companies do not calculate EBITDA in the same manner. EBITDA should not be considered in isolation or as an alternative to net income (loss), income (loss) from operations, cash flows from operating activities, or any other measure of performance under GAAP. EBITDA as defined by the Company is used in its acquisition efforts. EBITDA increased approximately $37,000 from $0 in 1997 to $37,000. As a percentage of net revenues, EBITDA increased from 0.0% in 1997 to 4.1% in 1998.

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED WITH 1998

Revenues increased approximately $4,000, or approximately 1.0%, from $868,000 for the nine months ended September 30, 1998 ("1998") to $872,000 for the nine months ended September 30, 1999 ("1999"). The increase in revenues was primarily the result of an increase in product sales which was offset by normal attrition of paging customers. The total number of subscribers decreased by 500 since September 30, 1998. This decrease was due to normal attrition which was not offset with new pager sales due to a lack of inventory in 1999 and management's efforts were concentrated on new acquisition possibilities at that time. The lack of inventory in 1999 was attributable to a delivery problem with a new vendor.

Average monthly operating costs per unit in increased by $4.49 per unit in 1999 from $14.98 per unit in 1998 to $19.47 per unit in 1999. Each operating expense is discussed separately below.

Cost of revenues, which consist primarily of cost of pagers and service, rent and maintenance expenses, increased approximately $67,000 or 17.5% from $382,000 in 1998 to $449,000 in 1999. The increase is due to the fact that 1998 only includes the cost of pagers and other expenses of one major acquisition for four months and another major acquisition for one month. The year 1999 includes all subsidiaries for a full year and 1998 only includes partial year information for two subsidiaries. Also, there was an increase in unit costs during 1999. Pagers are classified as inventory when purchased and the cost is included in cost of reveues when the unit is sold. There was an increase in service, rent and maintenance expenses in 1999 which was attributable to increases in personnel costs, tower site rents and telecommunications expenses. The Company expects its service, rent and maintenance expenses to decrease as a percentage of revenues and per subscriber unit in future periods as it continues to renegotiate certain of its telecommunications and third party services contracts and decommissions redundant transmitter and tower sites. The Company expects such expense savings to be partially offset by an increase in rental costs for other transmitter and tower sites as the Company enhances its presence in the Southeastern United States.

General and administrative expenses increased approximately $79,000 from $458,000 in 1998 to $537,000 in 1999. The increase in general and administrative expenses is attributable to costs associated with acquisitions and additional reporting requirements which require additional personnel costs and professional fees. Monthly general and administrative expenses per unit increased by $3.09 from $10.60 per unit in 1998 to $13.69 per unit in 1999 as a result of these events.

Depreciation expense increased approximately $40,000 from $46,000 in 1998 to $86,000 in 1999. The increase in depreciation expense resulted primarily from depreciation expense on subscriber equipment and other capitalized assets acquired in 1999 through financing and amortization of goodwill in 1999.

Interest expense increased approximately $17,000 from $3,000 in 1998 to $20,000 in 1999. Interest expense increased due to higher average debt balances outstanding during 1999. Average debt balances were $502,000 greater in 1999 than in 1998 as a result of debt incurred related to capital expenditures and working capital requirements.

The Company's net loss increased approximately $199,000 from $22,000 in 1998 to $221,000 in 1999. The increase in net loss was primarily the result of the decrease in subscribers as discussed above and the increase in costs associated with pursuing and consummating these acquisitions and additional reporting requirements incurred. The Company expects net losses to decrease in future periods.

EBITDA means earnings before interest, taxes, depreciation and amortization. While not a measure under generally accepted accounting principles (GAAP), EBITDA is a standard measure of financial performance in the paging industry. EBITDA may not be comparable to similarly titled measures reported by other companies since all companies do not calculate EBITDA in the same manner. EBITDA should not be considered in isolation or as an alternative to net income (loss), income (loss) from operations, cash flows from operating activities, or any other measure of performance under GAAP. EBITDA as defined by the Company is used in its acquisition efforts. EBITDA decreased approximately $142,000 from $28,000 in 1998 to $(114,000). As a percentage of net revenues, EBITDA decreased from 4.1% in 1998 to 0.0% in 1999.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

The following summary table (unaudited) presents comparative cash flows of the Company for the periods indicated.

                                                    NINE MONTHS ENDED          YEARS ENDED
                                                      SEPTEMBER 30             DECEMBER 30
                                                 ----------------------    ------------------
                                                     1999        1998         1998     1997
                                                 ---------    --------      --------  -------
                                                       (unaudited)

Net cash used in operating activities            $ (72,241)  $(167,700)    (223,597)      -

Net cash used in investing activities             (133,014)    (47,418)     (68,223)      -

Net cash provided by financing activities          173,390     242,764      343,685       -

For the nine months ended September 30, 1999, the Company's cash used in operating activities decreased by approximately $96,000 from $168,000 for the nine months ended September 30, 1998 to $72,000 for the nine months ended September 30, 1999. The decrease in cash used by operating activities was primarily the result of a net increase in accounts payable and accrued expenses as of September 30, 1999 compared to September 30, 1998, which net increase was a result of higher operating expenses between periods. This increase in accounts payable and accrued expenses was offset by an increase in accounts receivable as of September 30, 1999 compared to September 30, 1998, which was the result of higher revenues between periods. For the year ended December 31, 1998, the Company's cash used in operating activities increased by approximately $224,000 from $0 for the year ended December 31, 1997 to $224,000 for the year ended December 31, 1998. The increase in cash used in operating activities was the result of the fact that prior to the acquisitions in 1998, the Company has had no material operations or assets since 1985.

Net cash used in investing activities increased approximately $86,000 from $47,000 for the nine months ended September 30, 1998 to $133,000 for the nine months ended September 30, 1999. The increase in net cash used for investing activities was primarily the result of an increase in purchases of property and equipment. Capital expenditures were approximately $28,000 and $158,000 for the nine months ended September 30, 1998 and 1999, respectively. Capital expenditures for the nine months ended September 30, 1999 included approximately $133,000 for transmitter and switch equipment. The balance of capital expenditures was primarily for network construction and development and information systems and computer related equipment. Capital expenditures were approximately $28,000 and $158,000 for the nine months ended September 30, 1998 and 1999, respectively. Net cash used in investing activities increased approximately $68,000 from $0 for the year ended December 31, 1997 to $68,000 for the year ended December 31, 1998. The increase in net cash used for investing activities was primarily the result of an increase in purchases of property and equipment and the fact that the Company had no operations in 1997. Capital expenditures were approximately $37,000 and $0 for the years ended December 31, 1998 and 1997, respectively. Total capital expenditures for fiscal year 1999 are expected to approximate $200,000. The Company expects to finance its capital expenditures for the remainder of fiscal year 1999 through its operating cash flows. Projected capital expenditures are subject to change based on the progress of internal growth, general business and economic conditions and competitive pressures.

Net cash provided by financing activities decreased approximately $70,000 from $243,000 for the nine months ended September 30, 1998 to $173,000 for the nine months ended September 30, 1999. The decrease was primarily the result of investment options purchased on possible future acquisitions. Net cash provided by financing activities increased approximately $324,000 from $0 for the year ended December 31, 1997 to $324,000 for the year ended December 31, 1998. The increase was primarily the result of proceeds received from the sale of common stock after the acquisitions made.

WORKING CAPITAL

At September 30, 1999, the Company's working capital had decreased by $143,000 to approximately $7,000 from December 31, 1998. The Company has experienced such decreases in prior periods and believes such decreased are likely to continue. The Company attempts, whenever possible, to finance its growth through operating cash flow and available cash balances rather than incurring additional indebtedness. As a result, purchases of noncurrent assets, including pagers and other network and transmission equipment, may be financed with current liabilities, (e.g., accounts payable), causing a deficit in working capital.

LONG-TERM DEBT

Borrowings and repayments from banks. During the nine months ended September 30, 1999, the Company increased its borrowings from banks by $15,000 from December 31, 1998. However, the Company did not increase the amount of borrowings from banks in the three months ended September 30, 1999. The borrowings were used to purchase equipment. At September 30, 1999, $92,000 was outstanding to various banks.

Stockholder note. During the nine months ended September 30, 1999, the Company received a stockholder note totaling $290,000 which bears interest at 6.25% and requires a monthly payment of $1,609 through November 2003 and a final balloon payment of outstanding principal due in December 2003. Additional principal payments will be made as cash flow becomes available. At September 30, 1999, there was $266,676 outstanding on this note.

Investment Company note. During the nine months ended September 30, 1999, the Company received a note for $200,000 from an investment company which requires an annual payment of 10% of the outstanding principal. At September 30, 1999, there was $200,000 outstanding on this note.

ACCESS TO FUTURE CAPITAL

The Company's ability to access borrowings and generate investments in the company and to meet its debt service and other obligations will be dependent upon its future performance and its cash flows from operations, which will be subject to financial, business and other factors, certain of which are beyond the Company's control, such as prevailing economic conditions. The Company cannot assure you that, in the event it was to require additional financing, such additional financing would be available on terms permitted by agreements relating to existing indebtedness or otherwise satisfactory to it. The Company believes that funds generated by its operations, together with those available under its credit facility, will be sufficient to finance estimated capital expenditure requirements and to fund its existing operations for the foreseeable future.

ITEM 3.  DESCRIPTION OF PROPERTY.

CORPORATE OFFICES

         The Company currently leases its corporate offices located at 27955 Highway 98, Suite WW-X, Daphne, Alabama 36526. The lease agreement is for a five year term and covers approximately 3,000 square feet. The monthly payments are $1,650 which will increase 5% during the second and fifth year of the lease.

         The Company also leases offices for three operation offices. In Foley, Alabama, the Company leases approximately 600 square feet at $500 per month for a two-year term. In Gulfport, Mississippi, the Company leases approximately 900 square feet at $675 per month for a one-year term. In New Metairie, Louisiana, the Company leases approximately 2,000 square feet at $1,825 per month for a three-year term.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The total number of shares of Common Stock of the Company beneficially owned by each of the officers and directors of the Company, and all of such directors and officers as a group, and their percentage ownership of the outstanding Common Stock of the Company as of September 30, 1999, are as follows:

                                                                          SHARES          PERCENT OF
            MANAGEMENT                                                 BENEFICIALLY         COMMON
            SHAREHOLDERS(1)                                              OWNED(1)         STOCK (1)
            ---------------                                            ------------       ----------

David R. Pressler..................................................     5,240,500 (2)        66.9%
   27955 Highway 98, Suite WW-X
   Daphne, Alabama 36526

Samuel Mastrull....................................................       286,000 (3)         3.7%
   1118 Hatteras Circle
   West Palm Beach, Florida 33413

James H. Flanagan..................................................         5,000             .06%
   3009 Artimese Avenue
   Pascagoula, Mississippi

Charles H. Hillman.................................................         4,000             .01%
   7190 Pullman Place
   Mobile, Alabama 3669

Directors and officers as a group
   (4 persons, including the above)................................     5,535,500            70.7%

- --------------------------------------
(1) Except as otherwise noted, it is believed by the Company that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security which that person has the right to acquire within 60 days, such as options or warrants to purchase the Common Stock of the Company.

(2) Includes 500,000 shares of Common Stock of the Company held by his wife and his sons.

(3) Includes 1,000 shares of Common Stock of the Company owned by his wife and 10,000 shares held as custodian for his grandchildren.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock by each shareholder who beneficially owns more than five percent (5%) of the Company's Common Stock, the number of shares beneficially owned by each and the percent of outstanding Common Stock so owned of record as of September 30, 1999. It is believed by the Company that all persons listed have sole voting and investment power with respect to their shares, except as otherwise indicated.

                                                                     SHARES           PERCENT OF
               NAME AND ADDRESS                                   BENEFICIALLY       OUTSTANDING
             OF BENEFICIAL OWNER           TITLE OF CLASS            OWNED           COMMON STOCK
             -------------------           --------------         ------------       ------------
David R. Pressler                          Common Stock           5,240,500 (2)           66.9%
27955 Highway 98, Suite WW-X
Daphne, Alabama 36526

Cede & Co.                                 Common Stock             997,724               12.7%
P.O. Box 222, Bowling Green Station
New York, New York 10274

- --------------------------------------
(1) Except as otherwise noted, it is believed by the Company that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security which that person has the right to acquire within 60 days, such as options or warrants to purchase the Common Stock of the Company.

(2) Includes 500,000 shares of Common Stock of the Company held by his wife and his sons.

(3) Cede & Co. is a nominee holder of shares of Common Stock of the Company as a depository for brokerage firms and others.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The directors and executive officers of the Company are as follows:


NAME                   AGE    POSITION
- ---                  ---    --------
David R. Pressler      54     Chairman of the Board, Director, Chief Executive Officer and President
Samuel Mastrull        72     Director, Chief Financial Officer and Secretary
James H. Flanagan      70     Director
Charles H. Hillman     39     Director

         There is no family relationship between or among the above directors and officers.

         Mr. Pressler became Chairman of the Board, Chief Executive Officer, and President of the Company on October 26, 1998, following the Company's acquisition of all of the issued and outstanding stock of Communitronics, Inc. He founded and was the President of Communitronics, Inc. from 1975 until its acquisition by the Company. Mr. Pressler holds an FCC Master Radio Engineer Rating with radar endorsement. He is a certified engineer (EI-0216), and is a senior member of the National Association of Radio and Telecommunications Engineers.

         Mr. Mastrull became a director and the Chief Financial Officer and Secretary of the Company on October 26, 1998. From 1995 to 1997, he was a registered representative with the securities firm of Joseph Charles Investment Bankers. From 1987 to 1995, he was the owner and President of Compliance Technology, Inc. which assisted companies seeking financing from lending institutions. From 1976 to 1987, Mr. Mastrull was an ombudsman employed by the State of News Jersey. From 1962 to 1976, Mr. Mastrull was a registered representative employed by several securities brokerage firms. Mr. Mastrull received a business administration degree from Drake College in 1995.

         Mr. Flanagan became a director of the Company on October 26, 1998. He is presently retired. From 1957 to 1997, he was the President and co-owner of Pascagoula Drug Company, a pharmacy company in Pascagoula, Mississippi. Mr. Flanagan received a pharmacy degree from the University of Mississippi in 1955.

         Mr. Hillman became a director of the Company on October 26, 1998. From July 1995 to the present, he has been a partner in the law firm of Ulmer, Hilman, Ballard and Nikolakis, P.G., in Mobile, Alabama. From 1990 to July 1995, he was an attorney in the law firm of Brown Hudgens P.C. From 1984 to 1990, Mr. Hillman was an attorney in the Judge Advocates General division of the U.S. Army. Mr. Hillman graduated from Mississippi State University with a B.S. degree in 1981, and graduated from the University of Mississippi School of Law in 1984.

ITEM 6.  EXECUTIVE COMPENSATION.

         No executive officer or director of the Company received compensation in excess of $100,000 during its fiscal year ended December 31, 1998. David R. Pressler, the President of the Company, received compensation of approximately $21,000 in 1998.

         The Company does not presently have any pension plan, profit sharing plan, or similar plans for the benefit of its officers, directors or employees. However, the Company reserves the right to establish any such plans in the future.

         Directors of the Company who do not serve as officers thereof are not currently compensated by the Company for meeting attendance or otherwise, but are entitled to reimbursement for their travel expenses. The Company does not pay additional amounts for committee participation or special assignments of the Board of Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         In connection with the reorganization of the Company in October 1998 and the acquisition of Communitronics, Inc. and its subsidiaries, David R. Pressler, a director and President of the Company, received 4,715,500 shares of Common Stock of the Company, valued at $1.00 per share, for 100% of his shares of Communitronics, Inc.; and Sam Mastrull, a director and Chief Financial Officer of the Company, received 116,500 shares of Common Stock of the Company, valued at $1.00 per share, for 100% of his shares of Communitronics, Inc. The terms of these transactions were at least as favorable to the Company as you would expect to negotiate with an unaffiliated third party in a similar transaction.

         In November 1998, Sam Mastrull received 183,500 shares of Common Stock, valued at $0.10 per share, for consulting services in reliance upon
Section 4(2) of the Securities Act of 1933. The terms of this transaction were at least as favorable to the Company as you would expect to negotiate with an unaffiliated third party in a similar transaction.

         At September 30, 1999, the Company had a note payable to David R. Pressler, a director, President and majority stockholder of the Company with a balance of $266,676. The note bears interest at 6.25% and is due on December 31, 2003.

ITEM 8.  DESCRIPTION OF SECURITIES.

         The Company is authorized to issue 50,000,000 shares of Common Stock, $.01 par value. At September 30, 1999, there were 7,829,936 shares of Common Stock issued and outstanding.

         There were 489 stockholders of record of the Common Stock of the Company as of September 30, 1999.

COMMON STOCK

         Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors, out of funds legally available, without any preference. Holders of Common Stock are entitled to one vote per share. Cumulative voting is not allowed for purposes of the election of directors. Thus, the holders of more than 50% of the shares voting for directors can elect all directors. The holders of the Common Stock of the Company have no preemptive rights to purchase new issues of the securities of the Company. There are no redemption or conversion features attached to the Common Stock.

         At the present time, the Company does not intend to pay any dividends on its Common Stock.

         Upon liquidation or dissolution of the Company, holders of Common Stock are entitled to receive pro rata, either in cash or in kind, all of the assets of the Company after payment of debts.

WARRANTS AND OPTIONS

         As of September 30, 1999, there were no outstanding warrants or options to purchase shares of Common Stock of the Company.

UTAH CORPORATE LAW

         The Company is a Utah corporation, and may become subject to the anti-takeover provisions of the Utah Revised Business Corporation Act (the "Utah Law"). In general, Utah Law prevents take-over offers to acquire equity securities of a Utah corporation if the offeror would become a beneficial owner of more than 20% of any class of outstanding equity securities, and other similar provisions, subject to certain exceptions such as the written approval of the board of directors. The existence of these provisions would be expected to have an anti-takeover effect, including attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Common Stock of the Company is Progressive Transfer Company, 1981 East Murray-Holladay Road, Suite 100, Salt Lake City, Utah 84117-5126; telephone (801) 272-9294.

REPORTS TO STOCKHOLDERS

         The Company will furnish its shareholders with annual reports containing the consolidated financial statements of the Company examined by independent certified public accountants. The Company presently intends to issue unaudited quarterly reports and may distribute other reports to the stockholders as it deems appropriate.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

GENERAL

         The Common Stock of the Company is presently traded in the pink-sheet over-the-counter market, and is quoted under the symbol BEEP.

MARKET PRICE

         When the trading price of the Company's Common Stock is below $5.00 per share, the Common Stock is considered to be "penny stocks" that are subject to rules promulgated by the Securities and Exchange Commission (Rule 15g-1 through 15g-9) under the Securities Exchange Act of 1934. These rules impose significant requirements on brokers under these circumstances, including: (a) delivering to customers the Commission's standardized risk disclosure document; (b) providing to customers current bid and offers; (c) disclosing to customers the brokers-dealer and sales representatives compensation; and (d) providing to customers monthly account statements.

         The following table sets forth the range of high and low closing bid prices per share of the Common Stock of the Company as reported by National Quotation Bureau, L.L.C. for the periods indicated.


Year Ended December 31, 1998                       High Bid(1)             Low Bid(1)
- ----------------------------                       --------                -------
     3rd Quarter..........................        Unpriced                Unpriced

     4th Quarter..........................        $3.0625                 $2.00

Year Ended December 31, 1999
- -----------------------------
     1st Quarter .........................        $3.00                   $1.50

     2nd Quarter..........................        $2.75                   $.8125

     3rd Quarter..........................        $1.875                  $.125

     4th Quarter..........................        $.75                    $.125

Year Ending December 31, 2000
- -----------------------------
     1st Quarter..........................        $.64                    $.28

- -------------------------------------------
(1) The Company is unaware of the factors which resulted in the significant fluctuations in the prices per share during the periods being presented, although it is aware that there is a thin market for the Common Stock, that there are frequently few shares being traded and that any sales activity significantly impacts the market.

     The closing bid price of the Common Stock of the Company on April 20, 2000, was $.75.

DIVIDENDS

         The Company has not paid any dividends on its Common Stock and does not expect to do so in the foreseeable future. The Company intends to apply its earnings, if any, in expanding its operations and related activities.

         The payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, the Company's financial condition and other factors deemed relevant to the Board of Directors. In addition, the Company's ability to pay dividends may become limited under future loan agreements of the Company which may restrict or prohibit the payment of dividends.

ITEM 2.  LEGAL PROCEEDINGS.

         The Company may become subject to legal proceedings and claims which arise in the ordinary course of business. The Company's management does not expect that the results in any of these legal proceedings will have a material adverse effect on the Company's financial condition or results of operations.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         On June 15, 1997, the Registrant authorized the issuance of 2,000,000 shares of Common Stock to Ken Kurtz, the President and Secretary of the Registrant, for services in reliance upon Section 4(2) of the Securities Act of 1933. These shares were canceled by agreement effective October 26, 1998.

         Effective November 10, 1997, the Registrant issued 500,000 shares of Common Stock to Carrie Kurtz, the Vice President of the Registrant, and 500,000 shares to Tammy Gehring, the Secretary and Treasurer of the Registrant, as compensation for services in reliance upon Section 4(2) of the Securities Act of 1933. These shares were canceled by agreement effective October 26, 1998.

         In September 1998, the Registrant issued 1,303,500 shares of Common Stock for $.10 per share in the aggregate amount of $130,350 (including the forgiveness of contract obligations) to three persons in reliance upon Rule 504 of Regulation D under the Securities Act of 1933. These three persons were Type Investment Holdings, Ltd. (435,000 shares), Lexington Sales Corporation Limited (435,000 shares), and Samuel and Carol Mastrull (433,500 shares).

         In October 1998, the Company issued a total of 5,500,000 shares of its Common Stock in exchange for all of the issued and outstanding common stock of Communitronics, Inc., an Alabama corporation, which became a wholly owned subsidiary of the Company. The following stockholders received common stock of the Company in this stock exchange: David R. Pressler (4,715,500 shares), Ron Scalise (250,000 shares), R. Allen Gallagher (167,200 shares), Sam and Carol Mastrull (116,500 shares), Clayton Daigle (125,000 shares), and
J. Cody Pressler (125,000 shares). The exchange was made in reliance upon
Section 4(2) of the Securities Act of 1933.

         In December 1998, the Company issued 250,000 shares of its Common Stock to Mr. Kenneth E. Smith, the sole stockholder of Data Paging, Inc. for all of its issued and outstanding stock and its assets in reliance upon Section 4(2) of the Securities Act of 1933. Mr. Smith is an experienced and sophisticated businessman and investor.

         In January 1999, the Company issued 150,000 shares of its Common Stock to Arthur Malone for $15,000 in a limited offering made in reliance upon Rule 504 of Regulation D under the Securities Act of 1933. The Company filed Form D with the Securities and Exchange Commission regarding this transaction.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The provisions of the Utah Revised Business Corporation Act provides for the indemnification of the directors and officers of the Company. These provisions generally permit indemnification of directors and officers against certain costs, liabilities and expenses of any threatened, pending or completed action, suit or proceeding that any such person may incur by reason of serving in such positions if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such persona had been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstance of the case, such person is fairly and reasonably entitled to indemnity for such expenses which a court shall deem proper. Any determination that indemnification of a director or an officer, unless ordered by the court, must be made by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; or by a committee of such directors designated by majority vote of such directors even though less than a quorum; or if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or by the stockholders.

                                  PART III

ITEM 1.  INDEX TO EXHIBITS.


Exhibit
- -------
2.............................................................  Reorganization Agreement dated October 1,
                                                                1998, between Oneida General Corporation
                                                                and Communitronics, Inc. is incorporated
                                                                by reference to Exhibit 10(a) to Form 10-SB
                                                                Registration Statement of the Registrant

3(i)        Articles of Incorporation of the Registrant.......  Incorporated by reference to Exhibit 3(i)
                                                                of the Form 10-SB Registration Statement of
                                                                the Registrant

3(ii)       Amendments to Articles of Incorporation...........  Incorporated by reference to Exhibit 3(ii)
                                                                of the Form 10-SB Registration Statement of
                                                                the Registrant

3(iii)      By-Laws of the Registrant.........................  Incorporated by reference to Exhibit 3(iii)
                                                                of the Form 10-SB Registration Statement of
                                                                the Registrant

6           Material Contracts

10(a).........................................................  Purchase Agreement dated November 23, 1998, to acquire Data Paging, Inc. is incorporated
                                                                by reference to Exhibit 10(b) to Form 10-SB
                                                                Registration Statement of the Registrant

10(b).........................................................  Stock Exchange Agreement between the
                                                                Registrant and Ronald Scalise and Allson
                                                                Gallagher dated March 23, 1998 to acquire
                                                                100% of Crescent Paging, Inc., excluding
                                                                exhibits, is incorporated by reference to
                                                                Exhibit 10(b) to Post-Effective Amendment
                                                                No. 1 to the Form 10-SB of the Registrant

10(c).........................................................  Promissory note payable to David Pressler is incorporated by reference to Exhibit 10(c)
                                                                of Post-Effective Amendment No. 2 to the
                                                                Form 10-SB of the Registrant.

11          Statement re: computation of per share earnings...  Reference is made to the Consolidated
                                                                Statements of Operations of the Registrant
                                                                for its fiscal years ended December 31,
                                                                1998, and 1997, which are incorporated
                                                                herein by reference.

21          A description of the subsidiaries of the
            Registrant........................................  Description of subsidiaries of Registrant is incorporated by reference to Exhibit 21 of
                                                                Post-Effective Amendment No. 2 to the Form
                                                                10-SB of the Registrant.

23          Consent of Independent Auditors...................  Consent of  Garner Prichard and Middleton,
                                                                P.C.

27          Financial Data Schedule...........................  Incorporated by reference to Exhibit 27 of Amendment No. 1 to the Form 10-SB
                                                                Registration Statement of the Registrant
                                                                and to the Form/10-QSB of the Registrant
                                                                for the nine month period ended
                                                                September 30, 1999

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Post-Effective Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                         COMMUNITRONICS OF AMERICA, INC.

Date:   February 3, 2001

By:    /S/  DAVID R. PRESSLER                 /S/  JAMES H. FLANAGAN
       -----------------------------         ------------------------------
       David R. Pressler                      James H. Flanagan
       Director, President                    Director
       And Chairman of the Board of
       Directors


       /S/  SAMUEL MASTRULL
       -----------------------------
       Samuel Mastrull
       Director, Secretary and
       principal accounting officer

                          COMMUNITRONICS OF AMERICA, INC.
                       (Formerly Oneida General Corporation)
                                 and Subsidiaries

                         Consolidated Financial Statements
                                 and Accompanying
                                    Information
                                for the years ended
                            December 31, 1998 and 1997
                                        and
                            for the nine months ended
                                September 30, 1999

                           COMMUNITRONICS OF AMERICA, INC.
                        (Formerly Oneida General Corporation)
                                  and Subsidiaries

                                  Table of Contents


                                                                                    Page
                                                                                     ----
Independent Auditors' Report                                                          F-2

Consolidated Balance Sheets                                                           F-3 - 4

Consolidated Statements of Operations                                                 F-5

Consolidated Statements of Stockholders' Equity                                       F-6

Consolidated Statements of Cash Flows                                                 F-7 - 8

Notes to Consolidated Financial Statements                                            F-9 - F-18

Accompanying Information

     Independent Auditors' Reports on Accompanying Information                        F-19

     Schedule 1 - Consolidated General and Administrative Expenses                    F-20


         With respect to the unaudited financial statements of the Company at September 30, 1999, appearing herein, such statements have not been audited or reviewed by Garner Prichard & Middleton, P.C. and such firm does not express an opinion on them. Because the unaudited financial statements of the Company as of September 30, 1999, included herein where prepared by management of the Company, there is no assurance that material differences will not occur in such information upon audit, although the Company believes such information is correct and complete to the best of its knowledge and belief. The Company has made all adjustments which in the opinion of management are necessary in order to make the unaudited financial statements not misleading.

                      Garner Prichard & Middleton, P.C.
----              Certified Public Accountants & Consultants
 GP     Telephone       6925 Cottage Hill Road Suite A        Facsimile
 &M   (334) 639-0801        Mobile, Alabama 36695           (334) 639-7429
----                             www.gpm.com

                                                            Members:
Perry A. Garner, CPA                                American Institute of CPAs
Robert L. Prichard, IV, CPA                            Alabama Society of CPAs
F. Wesley Middleton, Jr., CPA                      Mississippi Society of CPAs



                      INDEPENDENT AUDITORS' REPORT

The Stockholders
Communitronics of America, Inc.
Daphne, Alabama


We have audited the accompanying consolidated balance sheet of Communitronics of America, Inc. (formerly Oneida General Corporation) as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted audited standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1998 and 1997 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Communitronics of America, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As described in note 2, errors were discovered subsequent to the issuance of the financial statements for the year ended December 31, 1998, in which the issuance of stock in connection with a consulting agreement and the issuance of stock in connection with an acquisition were recorded at improper amounts. The financial statements for the year ended December 31, 1998, have been adjusted to reflect these changes.

                                Garner Prichard & Middleton P.C.

February 26, 1999
(except for note 2, as to which
the dates are February 23, 2000 and January 26, 2001)

                           COMMUNITRONICS OF AMERICA, INC.
                        (Formerly Oneida General Corporation)
                                  and Subsidiaries

                              Consolidated Balance Sheets

                                                               September 30
                                                                  1999               December 31         December 31
                                                               (Unaudited)              1998                 1997
                                                              --------------    -----------------     -----------------
                       Assets
Current assets
     Cash                                                  $        -              $     31,865        $      -
     Accounts receivable - trade, less allowance
       for doubtful accounts of $1,045 for
       1998 (note 3)                                            117,531                 130,778               -
     Inventory                                                  108,238                  70,524               -
     Due from stockholder (note 10)                               5,574                  45,857               -
                                                         --------------         ----------------      -----------------
              Total current assets                              231,343                 279,024               -

Property and equipment, at cost, net of
 accumulated depreciation (note 4)                              743,340                 661,069               -

Goodwill, net of accumulated amortization of
 $9,723 at September 30, 1999                                   249,552                 259,275               -
Investment in network (note 5)                                  336,305                    -                  -
Deferred consulting charges (note 6)                            303,750                    -                  -
Deposits                                                          4,054                   4,054               -
                                                         --------------         ----------------      -----------------

                                                          $   1,868,344            $  1,203,422        $      -
                                                         ==============         ================      ================

        Liabilities and Stockholders' Equity

Current liabilities
     Bank overdraft                                       $      10,191            $       -           $      -
     Current maturities of long-term debt (note 8)               91,864                  53,942               -
     Accounts payable - trade                                   116,921                  42,796            107,528
     Payroll and sales taxes payable                              5,236                   9,790               -
     Acquisition purchase price liability                             -                  15,000               -
     Due to officer                                                   -                   7,500               -
                                                         ------------------     ----------------      -----------------
            Total current liabilities                           224,212                 129,028            107,528

Long-term debt, less current maturities (note 8)                235,070                  37,473               -
Note payable to stockholder (note 10)                           266,676                     -                 -
                                                         ------------------     ----------------      -----------------
              Total liabilities                                 725,958                 166,501            107,528
                                                         ------------------     ---------------       -----------------


Commitments and contingencies (notes 8, 9 and 15)
                                                                    (continued)

                           COMMUNITRONICS OF AMERICA, INC.
                        (Formerly Oneida General Corporation)
                                  and Subsidiaries

                       Consolidated Balance Sheets (continued)

                                                                September 30
                                                                    1999            December 31           December 31
                                                                 (Unaudited)            1998                 1997
                                                              ----------------     --------------     -----------------

  Liabilities and Stockholders' Equity (continued)

Stockholders' equity
     Common stock, $.01 par value; 50,000,000
      shares authorized, 7,860,236 shares issued
      and outstanding at September 30, 1999,
      6,987,936 shares issued and outstanding at
      December 31, 1998 and 3,184,400 shares
      issued and outstanding at December 31, 1997                     78,602             69,879             31,844
     Common stock subscribed, $.01 par value;
      717,300 shares pending issuance                                   -                 7,173               -
     Additional paid-in capital                                    1,658,669          1,333,969            205,356
     Accumulated deficit (note 11)                                  (594,885)          (374,100)          (344,728)
                                                              ----------------     --------------     -----------------
              Total stockholders' equity                           1,142,386          1,036,921           (107,528)
                                                              ----------------     --------------     -----------------

                                                              $    1,868,344        $ 1,203,422         $     -
                                                              ================     ==============     =================

See accompanying notes to consolidated financial statements and accountants' report

                         COMMUNITRONICS OF AMERICA, INC.
                      (Formerly Oneida General Corporation)
                                and Subsidiaries

                      Consolidated Statements of Operations

                                                       Nine
                                                   Months Ended
                                                   September 30         Year Ended         Year Ended
                                                       1999             December 31        December 31
                                                   (Unaudited)             1998               1997
                                                 ----------------    ---------------    --------------
Revenues                                          $     872,116       $   1,156,731       $     -
  Less cost of revenues                                 449,063             509,432             -
                                                 ---------------     ---------------    --------------
         Gross profit                                   423,053             647,299             -
                                                 ---------------     ---------------    --------------

Operating expenses
   General and administrative                           404,738             409,926           37,719
   Non-recurring expenses (note 13)                     132,705             200,354             -
   Depreciation and amortization                         85,749              62,019             -
                                                 ---------------     ---------------    --------------
   Total operating expenses                             623,192             672,299           37,719
                                                 ---------------     ---------------    --------------

         Operating loss                                (200,139)            (25,000)         (37,719)


Other expenses
   Interest expense                                      20,646               4,372             -
                                                 ---------------     ---------------    --------------

         Net loss                                 $    (220,785)      $     (29,372)      $  (37,719)
                                                 ===============     ===============    ==============

Net loss per share (note 14)                      $       (0.03)      $      (0.01)       $    (0.01)
                                                 ===============     ===============    ==============



See accompanying notes to consolidated financial statements and accountants' report

                           COMMUNITRONICS OF AMERICA, INC.
                        (Formerly Oneida General Corporation)
                                  and Subsidiaries

                    Consolidated Statements of Stockholders' Equity
                    For the Years Ended December 31, 1998 and 1997
                                          and
                    Nine Months Ended September 30, 1999 (Unaudited)

                                                            Common          Additional     Retained
                                             Common         Stock            Paid-in       Earnings      Stockholders'
                                             Stock         Subscribed        Capital      (Deficit)         Equity
                                         -------------   --------------   ------------  -------------   --------------
Balance, January 1, 1997                  $    1,844       $     -         $ 205,356     $ (307,009)     $  (99,809)
    Issuance of 3,000,000 shares of
     common stock                             30,000             -              -              -             30,000
    Net loss                                    -                -              -           (37,719)        (37,719)
                                         -------------   --------------   ------------  -------------   --------------

Balance, December 31, 1997                    31,844             -            205,356      (344,728)       (107,528)

    Issuance of 1,303,500 shares of
     common stock                             13,035             -            117,315          -            130,350
    Issuance of 5,500,000 shares of
     common stock in connection with
     the acquisition of Communitronics,
     Inc.                                     55,000             -            511,741          -            566,741
    Cancellation of 3,000,000 shares
     of common stock                         (30,000)            -               -             -            (30,000)
    Common stock subscribed, 467,300
     shares                                       -            4,673           42,057          -             46,730
    Common stock subscribed, 250,000
     shares in connection with the
     acquisition of Data Paging, Inc.             -            2,500          457,500          -            460,000

    Net loss                                      -              -               -          (29,372)        (29,372)
                                         -------------   --------------   ------------  -------------   --------------

Balance, December 31, 1998                    69,879           7,173        1,333,969      (374,100)      1,036,921

    Issuance of 717,300 shares of
     common stock                              7,173          (7,173)            -             -               -

    Issuance of 155,000 shares of
     common stock                              1,550              -           324,700          -            326,250

    Net loss                                      -               -              -         (220,785)       (220,785)
                                         ------------    --------------   ------------  -------------   --------------

Balance, September 30, 1999               $   78,602      $       -        $1,658,669    $ (594,885)     $1,142,386
                                         ============    ==============   ============  =============   ==============



See accompanying notes to consolidated financial statements and accountants' report

                           COMMUNITRONICS OF AMERICA, INC.
                        (Formerly Oneida General Corporation)
                                  and Subsidiaries

                        Consolidated Statements of Cash Flows

                                                            Nine
                                                         Months Ended
                                                         September 30       Year Ended        Year Ended
                                                            1999            December 31       December 31
                                                         (Unaudited)           1998              1997
                                                        -------------      -------------   ----------------
Operating activities
   Net loss                                              $ (220,785)        $   (29,372)    $     (37,719)
                                                        -------------      -------------   ----------------
   Adjustments to reconcile net loss to net
    cash provided (used) by operating activities
      Depreciation                                           85,749              62,019              -
      Issuance of common stock for services                 311,250                -               30,000
      (Increase) decrease in
         Accounts receivable                                 13,247            (130,778)             -
         Inventory                                          (37,714)            (70,524)             -
         Deferred consulting charges                       (303,750)               -                 -
      Increase (decrease) in
         Bank overdraft                                      10,191                -                 -
         Accounts payable                                    74,125             (64,732)            7,719
         Accrued expenses                                    (4,554)              9,790              -
                                                        -------------      -------------   ----------------
            Total adjustments                               148,544            (194,225)           37,719
                                                        -------------      -------------   ----------------
            Net cash used by operating
            activities                                      (72,241)           (223,597)             -
                                                        -------------      -------------   ----------------

Investing activities
   Purchase of property and equipment                      (158,297)            (37,366)             -
   Investment in network                                   (336,305)               -                 -
   Acquisition liability                                    (15,000)             15,000              -
   Repayments (loans) of stockholder loans                   40,283             (45,857)             -
                                                        -------------      -------------   ----------------
            Net cash used by investing activities          (469,319)            (68,223)             -
                                                        -------------      -------------   ----------------

Financing activities
   Proceeds (repayments) from stockholder
    loans                                                   259,176               7,500              -
   Proceeds from sale of common stock                        15,000             244,805              -
   Borrowing of long-term debt                              254,707              81,598              -
   Repayments of long-term debt                             (19,188)            (10,218)             -
                                                        -------------      -------------   ----------------
            Net cash provided by financing
            activities                                      509,695             323,685              -
                                                        -------------      -------------   ----------------

                                                                   (continued)

                           COMMUNITRONICS OF AMERICA, INC.
                        (Formerly Oneida General Corporation)
                                  and Subsidiaries

                    Consolidated Statements of Cash Flows (continued)

                                                            Nine
                                                         Months Ended
                                                         September 30       Year Ended        Year Ended
                                                            1999            December 31       December 31
                                                         (Unaudited)           1998              1997
                                                        -------------      -------------   ---------------
            Increase (decrease) in cash                     (31,865)             31,865            -

Cash
   Beginning of period                                       31,865                -               -
                                                        -------------      -------------   ---------------

   End of period                                         $     -            $    31,865       $    -
                                                        =============      =============   ===============



Supplemental disclosure of cash flow information:
   Cash paid during the period for interest              $   20,646         $     4,372       $    -
                                                        =============      =============   ===============

See accompanying notes to consolidated financial statements and accountants' report

                           COMMUNITRONICS OF AMERICA, INC.
                        (Formerly Oneida General Corporation)
                                  and Subsidiaries

                     Notes to Consolidated Financial Statements
             September 30, 1999 (unaudited), December 31, 1998 and 1997


NOTE 1 - THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

Communitronics of America, Inc. (formerly Oneida General Corporation) (the Company) is a provider of wireless messaging and information delivery services. The Company maintains an extensive network of radio towers positioned to deliver wireless messaging services throughout the coastal regions of Alabama, Louisiana, Mississippi and the Florida Panhandle. The consolidated financial statements include the accounts of all the Company's wholly-owned subsidiaries. All intercompany transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STATEMENT OF CASH FLOWS

The Company defines cash and cash equivalents as cash on hand, demand deposits and short-term (three months or less) highly liquid investments.

ACCOUNTS RECEIVABLE

An allowance for doubtful accounts is computed based on specific receivables deemed uncollectible by management of the Company and historical experience.

INVENTORY

Inventory, consisting primarily of certain types and brands pagers held for resale, is carried at the lower of cost or market.

                           COMMUNITRONICS OF AMERICA, INC.
                        (Formerly Oneida General Corporation)
                                  and Subsidiaries


NOTE 1 - THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized from the disposition, is recorded as gain or loss on disposition of assets. Maintenance and repairs are charged to operating expenses. Costs of significant improvements and renewals are capitalized.

DEPRECIATION

Property and equipment are being depreciated over their estimated useful lives using straight-line method. The estimated useful lives of significant assets are as follows: radio towers, 30 years; transmission equipment, 7 years; computer equipment, 5 years; vehicles, 5years; and, furniture and fixtures, 7 years.

INTANGIBLES

Except for debt issue costs, the Company records intangible assets at cost and amortizes them using the straight-line method. Good is amortized over a period of 20 years. The Company defers costs incurred in obtaining debt and amortizes these costs as additional interest expense over the term of the related debt using the effective interest method. The carrying value of intangible assets is reviewed if the facts and circumstances suggest that they may be permanently impaired. If the review indicates that the intangible assets will not be recoverable, as determined by the undiscounted cash flow method, the asset will be reduced to its estimated recoverable value.

REVENUE RECOGNITION

Services, rent and maintenance revenues are recognized in the month the related services are performed. Product sales are recognized upon delivery of product to the customer.

INCOME TAXES

In accordance with Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting primarily from the use of accelerated depreciation methods for tax purposes.

NOTE 2 - RESTATEMENT

Subsequent to the issuance of the financial statements for the year ended December 31, 1998, it was discovered that errors had been previously made during 1998 in the recording of shares of stock that were issued in connection with a consulting agreement and an acquisition. The financial statements for 1998 have been restated by recording prepaid expenses of $303,750 and increasing additional paid-in capital by an equal amount to correct the valuation of shares in connection with the consulting agreement. Also, the financial statements for 1998 have been restated by recording goodwill of $259,275 and increasing additional paid-in capital by an equal amount to correct the valuation of shares in connection with the acquisition. The errors had no effect on net income for 1998 or prior years. Additionally, the errors in recording these transactions would have had no effect on the auditors' report if they had been known as of the original date of the report and had not been reflected in the financial statements due to the fact that the errors understated assets and stockholders' equity.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company operates from locations in Daphne and Foley, Alabama, Metaerie Louisiana and Gulfport and Pascagoula, Mississippi. The Company grants credit (accounts receivable) to customers, substantially all of whom are individuals, located in the vicinity of the operating locations. In order to reduce the credit risk relative to subscriber services, the Company requires all subscribers to execute a one-year service contract which allows the Company to charge a $200 fee upon early cancellation of service.

                           COMMUNITRONICS OF AMERICA, INC.
                        (Formerly Oneida General Corporation)
                                  and Subsidiaries


NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                                           September 30
                                                                              1999            December 31
                                                                           (Unaudited)           1998
                                                                          -------------      -------------
     Radio towers                                                         $    464,003       $    464,003
     Transmission equipment                                                    808,764            643,512
     Computer equipment                                                         99,535             99,535
     Vehicles                                                                   45,269             45,269
     Furniture and fixtures                                                     32,843             39,797
                                                                          -------------      -------------
                                                                             1,450,414          1,292,116
         Less accumulated depreciation                                         707,074            631,047
                                                                          -------------      -------------

               Net property and equipment                                 $    743,340       $    661,069
                                                                          =============      =============

NOTE 5 - INVESTMENT IN NETWORK (UNAUDITED)

In January 1999, the Company entered into an agreement with it majority stockholder to assume certain obligations related to an investment in Beepers Network, Inc., a Tennessee corporation. The investment included $200,000 in cash and the acquisition of tower equipment to be used by Beepers Network, Inc. in the amount of $136,305. The $200,000 in cash was used by Beepers Network, Inc. to build-out new tower locations.

The Company's investment in Beepers Network, Inc. was made in order to meet the FCC's time requirement concerning build-out of Beepers Network, Inc.'s additional facilities which would be of mutual benefit to both companies. These facilities enhanced the Company's network in that Beepers and the Company operate on the same frequency and therefore pass each others traffic (paging customers). This investment enhanced the geographical coverage area of both companies. Also, as a result of the investment, Beepers Network, Inc. has granted an option to the Company to purchase Beepers Network, Inc. at a later undecided date on terms to be mutually agreed upon in the future. As of September 30, 1999, the option had not been exercised and the balance of the investment totalled $336,305.

NOTE 6 - DEFERRED CONSULTING CHARGES (UNAUDITED)

In January 1999, the Company entered into an agreement with a firm to provide financial and public relations services beginning at such time as the Company became compliant with all U.S. Securities and Exchange Commission reporting requirements and reinstatement of the Company's stock to trading on the OTC Bulletin Board. The Company issued 150,000 shares to the firm which at the time of issuance were trading at $2.025. At September 30, 1999, no services have been provided under this agreement, none of the aspects of this agreement have expired and the balance remaining on the agreement totalled $303,750.

NOTE 7 - INTANGIBLE ASSETS

The Company owns seven Certificates of Public Convenience and Necessity issued by the Alabama Public Service Commission and thirty-four frequencies licensed by the Federal Communications Commission. These certificates and licenses allow the Company to provide wireless messaging services in certain cities in Alabama, Florida, Mississippi, Louisiana, Georgia, Tennessee, Arkansas and Texas.

                           COMMUNITRONICS OF AMERICA, INC.
                        (Formerly Oneida General Corporation)
                                  and Subsidiaries


NOTE 7 - INTANGIBLE ASSETS (CONTINUED)

At September 30, 1999 and December 31, 1998, the original costs of intangible assets were fully amortized. The information relative to original costs and accumulated amortization at September 30, 1999 and December 31, 1998, was not available. Based on appraisals, the approximate fair market value of the certificates and licenses is in excess of $10,000,000 (unaudited).

NOTE 8 - LONG-TERM DEBT

The Company's long-term debt consists of the following:

                                                                                    September 30
                                                                                        1999            December 31
                                                                                    (Unaudited)            1998
                                                                                   ---------------  ------------------
     Union Planters Bank, 10%, 180-day note, principal and interest due
     December 15, 1999, secured by by real property                                $      17,390       $    18,280

     Union Planters Bank, 10%, due in equal monthly
     principal and interest installments of $233 through
     August 2000, unsecured                                                                2,855             4,265

     Union Planters Bank, 7%, 180-day note, principal and interest due January
     8, 2000, secured by personal property                                                20,035            20,035

     Union Planters Bank, 7.8%, due in equal monthly
     principal and interest installments of $708 through
     December 2003, secured by vehicle                                                    30,612            35,035

     Corporation, 10%, due in annual principal payments
     equal to 10% of outstanding principal balance through
     June 2019, unsecured                                                                200,000               -

     Non-interest bearing note payable to a stockholder of Crescent Radio
     Electronics, Inc. (the predecessor company of Crescent Paging, Inc., a wholly-owned subsidiary of the Company), due in equal monthly principal
     installments of $600 through February 2005, unsecured                                 9,000            13,800

                           COMMUNITRONICS OF AMERICA, INC.
                        (Formerly Oneida General Corporation)
                                  and Subsidiaries


NOTE 8 - LONG-TERM DEBT (CONTINUED)
     Union Planters Bank, 7.8%, due in equal monthly
     principal and interest installments of $754 through
     February 2001, secured by vehicle                                                    12,101               -

     Merit Leasing Corp., 38.75%, due in equal monthly
     principal and interest installments of $1,801 through
     April 2002, secured by equipment                                                     34,941            13,800
                                                                                  --------------      ------------
              Total long-term debt                                                       326,934            91,415
     Less current maturities                                                              91,864            53,942
                                                                                  --------------      ------------

              Long-term debt, less current maturities                               $    235,070       $    37,473
                                                                                    ============       ===========

Maturities of long-term debt at September 30, 1999, are as follows:
     Year ending September 30,
        2000 (included in current liabilities)                   $     91,864
        2001                                                           44,483
        2002                                                           34,706
        2003                                                           22,565
        2004                                                           15,218
        Thereafter                                                    118,098
                                                                  ------------

                                                                  $   326,934
                                                                  ============

NOTE 9 - COMMITMENTS AND CONTINGENCIES


The Company is committed to several operating leases of radio towers and office facilities. Approximate future minimum lease payments of all non-cancelable operating leases for the next five years are as follows:
     For the year ending September 30,
      2000                                                        $    62,682
      2001                                                             34,178
      2002                                                             18,242
      2003                                                             12,250

                           COMMUNITRONICS OF AMERICA, INC.
                        (Formerly Oneida General Corporation)
                                  and Subsidiaries


NOTE 9 - COMMITMENTS AND CONTINGENCIES (CONTINUED)


      2004                                                             7,660
      Thereafter                                                      13,200
                                                                   ---------
                                                                   $ 148,212
                                                                   =========

Rental expense under these operating leases for the nine months ended September 30, 1999 (unaudited) and for the year ended December 31, 1998, amounted to $ 54,419 and $ 48,809, respectively.

As part of the stock exchange agreement with Crescent Paging, Inc., the Company guaranteed the former stockholders of Crescent Paging, Inc. that the Company's common stock would be worth no less than $3.00 per share at the date of sale following the required holding period pursuant to Rule 144. The agreement also stated that in the event the shareholders of Crescent Paging, Inc. sold their shares of stock for an amount less than $3.00 per share, the Company would be required to pay them additional compensation equal to the difference between actual sales price per share and the agreed upon price of $3.00 per share, an amount up to $1,254,000. Management believes that if any additional compensation is due relating to this agreement it can be satisfied by issuing additional shares. As of September 30, 1999, management has determined that it is possible that additional compensation will be due the former stockholders but cannot reasonably estimate the amount, if any. Accordingly, no provision has been made in the accompanying financial statements for such liability.

The Company may be required to pay the former stockholders of Data Paging, Inc. additional compensation up to $500,000 if the value of the Company's common stock is selling for less than $2 per share after a one year holding period from the date of acquisition. This additional compensation can be paid by issuing shares of 144 stock to make up the difference between the actual value and the agreed upon price of $2.00 per share. As of September 30, 1999, management has determined that it is possible that additional compensation will be due the former stockholders but cannot reasonably estimate the amount, if any. Accordingly, no provision has been made in the accompanying financial statements for such liability.

NOTE 10 - RELATED PARTY TRANSACTIONS

At September 30, 1999 and December 31, 1998, the Company had outstanding a note due from its majority stockholder in the amount of $5,574 and $45, 857, respectively. The note bears interest at the rate of 10% and is due upon demand.

At September 30, 1999 (unaudited), the Company had a note payable to its majority stockholder which bears interest at 6.25% and is due on December 31, 2003. The balance at September 30, 1999 (unaudited) totaled $266,676.

NOTE 11 - RETAINED EARNINGS

On October 26, 1998, the Company merged with Communitronics, Inc. (as more fully discussed in note 11 below). As of the date of the merger, the Company had an accumulated deficit in the amount of $344,728 which resulted from losses incurred during its years of active operations between 1970 and 1985. From 1985 to the date of merger, the Company had no material operations or assets.

NOTE 12 - INCOME TAXES

For the nine months ended September 30, 1999 and the year ended December 31, 1998, the Company had no provision or benefit for income taxes because the deferred tax liability was offset

                           COMMUNITRONICS OF AMERICA, INC.
                        (Formerly Oneida General Corporation)
                                  and Subsidiaries


by an increase (decrease) in the valuation allowance of ($41,734) and $5,655, respectively. The change in the valuation allowance at September 30, 1999 and December 31, 1998, had no effect on operations.

NOTE 12 - INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                                    (Unaudited)
                                                                                    September 30       December 31
                                                                                        1999               1998
                                                                                   ------------       ------------
     Deferred tax asset
        Net operating loss carryforwards                                             $   64,644         $   17,324
                                                                                     ----------         ----------

     Deferred tax liabilities
        Depreciation                                                                    (82,831)           (77,245)
        Valuation allowance                                                              18,187             59,921
                                                                                     ----------         ----------
         Net deferred tax liabilities                                                   (64,644)           (17,324)
                                                                                     ----------         ----------

                                                                                     $      -           $      -
                                                                                     ==========         ==========

At September 30, 1999 and December 31, 1998, the Company has net operating loss carryforwards of approximately $323,000 and $87,000 that will expire in 2014 and 2013 respectively.

NOTE 13 - NON-RECURRING CHARGES

During the nine months ended September 30, 1999 and the year ended December 31, 1998, Communitronics, Inc., one of the Company's wholly-owned subsidiaries, incurred significant costs (i.e., professional fees, travel, etc.) in connection with its "going public" efforts. Such costs, amounting to approximately $133,000 and $200,000, respectively, have been charged to operations in the period incurred.

NOTE 14 - COMMON STOCK AND NET LOSS PER SHARE

Net loss per share amounts are computed based on the weighted-average number of common shares outstanding. The number of shares used to compute per share amounts for the nine months ended September 30, 1999 and the year ended December 31, 1998 was 7,779,425 and 3,968,615, respectively.

                           COMMUNITRONICS OF AMERICA, INC.
                        (Formerly Oneida General Corporation)
                                  and Subsidiaries


As of September 30, 1999 and December 31, 1998, the Company has 50 million of authorized shares, all of which are Common Stock. There are no additional rights or privileges other than those afforded to a common stock shareholder.


NOTE 15 - BUSINESS COMBINATIONS

On September 28, 1998, the Company entered into a letter of intent for the acquisition of 100% of the issued and outstanding shares of Communitronics, Inc. and its wholly-owned subsidiary, Crescent Paging, Inc. (the "Acquisition"). The total purchase price was $608,600, consisting of 5,500,000 shares of the Company's Common Stock valued at approximately $550,000 ($0.10 per share) and assumed indebtedness, estimated future liabilities and transaction fees. The Acquisition was accounted for under the requirements of Accounting Principles Board Opinion No. 16, whereby the acquisition was treated as a business combination by the purchase method. Accordingly, principles were followed that are normally applicable under historical cost accounting to recording acquisitions of assets and issuances of stock and to accounting for assets and liabilities after acquisition at their fair values. The current directors of the Company agreed to cancel an aggregate 3,000,000 shares of the Company's restricted common stock owned by them. The acquisition became effective October 26, 1998. At closing, the current board of directors of the Company, consisting of Mr. Ken Kurtz, Ms. Carrie Kurtz and Ms. Tammy Gehring, resigned and were replaced by a board consisting of Mr. David R. Pressler, Mr. Samuel Mastrull, Mr. James H. Flanagan and Mr. Charles H. Hillman. In addition, Mr. Kurtz has resigned as President of the Company and has been replaced by Mr. Pressler. Ms. Kurtz has resigned as Vice-president and Ms. Gehring has resigned as Secretary and Treasurer. Mr. Mastrull has replaced Ms. Gehring as Secretary. The Vice-President and Treasurer positions remain unfilled.

On December 22, 1998, the Company acquired all of the outstanding common stock of Data Paging, Inc. in a stock-for-stock, tax free exchange for $460,000, which consisted of 250,000 shares of the Company's Common Stock valued at $1.84 per share. The acquisition was accounted for under the requirements of Accounting Principles Board Opinion No. 16, whereby the acquisition was treated as a business combination by the purchase method. Accordingly, principles were followed that are normally applicable under historical cost accounting to recording acquisitions of assets and issuances of stock and to accounting for assets and liabilities after acquisition at their fair values.

Details of the results of operations of the previously separate companies for the year ended December 31, 1998 that are included in the current combined net income are as follows:

                           COMMUNITRONICS OF AMERICA, INC.
                        (Formerly Oneida General Corporation)
                                  and Subsidiaries

                                                                 Crescent             Data
                                     Communitronics,             Paging,             Paging
                                          Inc.                    Inc.                Inc.              Total
                                   -----------------         ---------------     ---------------      ------------
     Revenue                         $       436,516          $      398,289      $      321,926        $1,156,731
     Expenses                                563,208                 378,070             240,453         1,181,731
                                     ---------------         ---------------     ---------------      ------------


NOTE 15 - BUSINESS COMBINATIONS (CONTINUED)

          Operating income (loss)           (126,692)                 20,219              81,473           (25,000)

     Other expenses                            4,372                      -                       -          4,372
                                     ---------------    ---------------------   ---------------------  -----------

          Net income (loss)           $     (131,064)        $        20,219     $        81,473       $   (29,372)
                                      ==============         ===============     ===============       ===========

NOTE 16 - SEGMENT INFORMATION

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). The Company has adopted SFAS 131 in its 1998 annual financial statements. SFAS 131 requires that a public company report annual and interim financial and descriptive information about its reportable operating segments pursuant to criteria that differ from current accounting practice. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.

The Company has determined that it has no reportable segments. The Company's basis for the segments relates to the types of products and services each segment provides. The Company's core operations, which includes the traditional one-way display and alphanumeric services, are the only reportable financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.

NOTE 17 - YEAR 2000 ISSUE

The year 2000 issue is the result of shortcomings in many electronic data processing systems and other equipment that may adversely affect the Company's operations beginning January 1, 2000. The Company has conducted an inventory of computer systems and other equipment necessary to conducting Company operations. Management has contacted the manufacturers of such systems and

                           COMMUNITRONICS OF AMERICA, INC.
                        (Formerly Oneida General Corporation)
                                  and Subsidiaries


equipment and has received assurances that the Company's systems and equipment are year 2000 compatible.

Because of the unprecedented nature of the year 2000 issue, its effects will not be fully determinable until the year 2000 and thereafter. Management cannot assure that parties with whom the Company does business will be year 2000 ready.

                           INDEPENDENT AUDITORS' REPORT
                           ON ACCOMPANYING INFORMATION


The Stockholders
Communitronics of America, Inc.
Daphne, Alabama



Our report on our audit of the basic consolidated financial statements of Communitronics of America, Inc. (formerly Oneida General Corporation) for the year ended December 31, 1998 appears on page 2. That audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying information on page F-20 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements, and, in our opinion, the information is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.



February 26, 1999
Mobile, Alabama

                                                                 Schedule 1

                       COMMUNITRONICS OF AMERICA, INC.
                    (Formerly Oneida General Corporation)
                               And Subsidiaries

              Consolidated General and Administrative Expenses
                     For the Year Ended December 31, 1998


Advertising                                                     $   9,487
Auto                                                                9,672
Bank charges                                                        2,034
Contract labor                                                     10,304
Dues and subscriptions                                                638
Insurance - group                                                   7,895
Legal and accounting                                               38,670
Licenses                                                            9,336
Office expense                                                     14,830
Office rent                                                        43,822
Outside services                                                      939
Postage                                                             7,769
Salaries                                                          205,067
Supplies                                                            8,354
Taxes - other                                                       3,128
Taxes - payroll                                                    17,927
Telephone                                                           4,860
Travel and entertainment                                            2,869
Utilities                                                          12,325
                                                                ---------

                                                                $ 409,926
                                                                =========